

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Paul Vassilakos, CEO
Long Island Iced Tea Corp.
1193 Seven Oaks Rd.
Waynesboro, GA 30830

> **Re: Long Island Iced Tea Corp.**
> **Registration Statement on Form S-4**
> **Filed January 15, 2015**
> **File No. 333-201527**

Dear Mr. Vassilakos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us as to why you are not registering the shares to be issued in the merger to LIBB shareholders. Please advise us as to the exemption being relied upon and the facts supporting your reliance upon the exemption. Disclose the number of LIBB shareholders.

2.   Please include the Annexes in the table of contents.

3.   Please provide the Item 201 of Regulation S-K information for LIBB as required by Item 17(b)(2) of Form S-4.

4.   We note the second proposal being voted upon relates to material changes to the certificate of incorporation to be in effect post-merger. However, we note that the Ninth Provision of the Articles of Incorporation filed as Annex C to the Form S-4 includes an

exclusive forum provision that does not appear to be included in Cullen's articles of incorporation. Please include a discussion of this provision in the comparison of stockholder rights and advise us why this provision is not included in the second proposal.

The Merger Proposal, page 38

5.   Please disclose the relationship with or connection between Nortle Holdings Ltd. and Mr. Vassilakos as referenced on page 51. Clarify whether Nortle has any other connections, direct or indirect, with Cullen, its officers, directors and affiliates.

6.   Please discuss in greater detail the January 2014 discussions regarding the corporate structure of the proposed transaction. Please also revise further discussions of the revisions to the proposed merger agreement to clarify.

7.   Please discuss the reasons for LIBB engaging in the transaction. See Item 4(a)(2) of Form S-4.

Interests of Cullen's Directors and Officers in the Mergers, page 54

8.   We note that several of Cullen's officers and directors will remain as directors of the company post-merger. Please disclose any compensation arrangements or agreements relating to these directorships.

Material Federal Income Tax Consequences of the Merger to Cullen and Its Securityholders, page 54

9.   Please revise the disclosure in this section to clearly state the opinion of counsel as to the federal income tax consequences of the mergers.

Required Vote, page 55

10.   We note your disclosure that Eric Watson and other current officers and directors of Cullen have indicated their intention to vote in favor of the matters presented at the meeting. Please clarify the percent of shares held by these individuals.

Unaudited Pro Forma Condensed Combined Financial Statements, page 57
Unaudited Pro Forma Condensed Combined Balance Sheet, page 58

11.   In a reverse recapitalization involving a shell company and an operating company, only the retained earnings balance of the operating company is carried forward, the other equity accounts of the operating company and the retained earnings or accumulated deficit of the shell should be transferred to the additional paid-in capital account. In addition, because Long Island Brand Beverages, LLC is a limited liability company and

the income or loss is allocated to members in accordance with the Company's formation agreement, the transition from a nontaxable entity to a taxable entity requires that the member's deficit be transferred to Additional Paid-in Capital. Please refer to SAB Topic 4.B. Revise as necessary.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 59

12.   As a result of transitioning from a nontaxable entity to a taxable entity, revise your pro forma presentation for the year ended December 31, 2013 and the nine months ended September 30, 2014 to include an adjustment for taxes and the impact to your net loss per share based on statutory rates. Please also revise the footnotes as necessary, including disclosure of the statutory rate.

Notes to the Pro Forma Balance Sheet, page 62

13.   To enable readers to clearly understand the recorded adjustments, please clarify the explanation of the adjustments. We note the duplicate explanations in this presentation.

Business of LIBB, page 80

Industry Opportunity, page 80

14.   You cite certain third party reports in several places in the business section. Please provide us with copies of such reports where they make these statements. Clearly mark the supporting statements in the supplemental materials.

Manufacturing, page 81

15.   Please describe your material arrangements with your suppliers and file any material agreements as exhibits. In addition, tell us the why you chose to reference certain customers of Union Beverage Packers LLC. Similarly advise why you are referencing specific transactions on page 82.

16.   Please discuss the sources and availability of raw materials and the names of principal suppliers. See item 101(h)(4)(v) of Regulation S-K. We note the last risk factor on page 24.

LIBB's Customers, page 82

17.   We note your references in this section to current retail accounts. Please clarify if you sell directly to these retailers or through distributors. Also, tell us the basis on which you chose to list these particular customers. Lastly, please provide the disclosure required by Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure in footnote nine to the financial statements. Please file any material agreements as exhibits.

Intellectual Property, page 82

18.   Please clarify the statement on page 83 that "even if the first petition is successful, LIBB still may not be able to obtain ownership of the Long Island Iced Tea mark based on a prior determination made by the United States Patent and Trademark Office."

LIBB's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

19.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

20.   Please explain the reference to 2014 in the discussion on page 89 of the general and administrative expenses for the fiscal years ended 2013 and 2012.

21.   Please file the material loan agreements between LIBB and Cullen as exhibits.

Executive Compensation, page 98

22.   Please provide the tabular disclosure of executive compensation required by Item 402(n) of Regulation S-K for Cullen and LIBB. Refer to Regulation S-K Compliance and Disclosure Interpretation Section 217.12 for guidance, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please provide a more detailed discussion of the consulting arrangement or agreement with Mr. Vassilakos. Also, clarify whether there were any compensation arrangements or agreements with Mr. Vassilakos once he became CEO. In addition, please provide the director's compensation table for Cullen and clarify whether LIBB directors received any compensation for the last completed fiscal year.

Beneficial Ownership of Securities, page 100

23.   Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Ivory Castle Limited and Nortle Holdings Limited.

Certain Relationships and Related Person Transactions, page 102

24.   We note the sale and purchase agreement dated December 31, 2014 between Cullen and Hart Acquisitions LLC. Please disclose the material terms of this agreement. For example, clarify the assets and intellectual property being sold.

LIBB Related Person Transactions, page 103

25.   Please identify the related party for each related party transaction you describe and the nature of the relationship.

Financial Statements, page FS-1
Long Island Brand Beverages, LLC
Notes to Condensed Financial Statements (Unaudited), page FS-5

Note 3 – Property and Equipment, page FS-10

26.   You state depreciation expense is reflected in general and administrative costs within the statements of operations. Please revise your presentation of cost of goods sold in your statements of operations to clarify the amount excludes depreciation expense of property, plant and equipment. Refer to SAB Topic 11.B.

Exhibits, page II-2

27.   We note the consummation of the merger agreement is conditioned upon employment agreements with Messrs. Thomas, Dydensborg, Meehan and Panza. Please file the forms of the agreements as exhibits.

28.   Please file the escrow agreement in its entirety, including any exhibits, schedules and/or attachments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): David Alan Miller, Esq.